SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

February 7th, 2006

JANUARY 2006 TRAFFIC

Buoyant passenger activity: strong increase in traffic (up 9.5%) and improvement in load factor (up 1.0 point to 79.0%)

Passenger operations

In January, Air France-KLM posted a further strong increase in both activity levels and traffic revenues.

Traffic increased by 9.5% on 8.1% higher capacity. The load factor improved by 1.0 point to reach the high level of 79.0%. The number of passenger carried increased by 6.9% to more than 5.4 million.

On the Americas activity remained buoyant with traffic rising 13.9% in line with capacity (up 13.5%). The load factor reached 83.9% (up 0.3 points).

The Asian network posted a strong performance with load factor increasing by 2.5 points to 84.5% as traffic increased by 12.5% on 9.2% higher capacity.

The Africa & Middle-East network continued to post a high level of activity with traffic increasing by 11.3% on 10.6% higher capacity. The load factor stood at 78.9% (up 0.5 points).

On the Caribbean & Indian Ocean sector, traffic decreased slightly (down 0.7%) on virtually stable capacity (up 0.5%). The load factor stood at the good level of 86.1% (down 1.0 point).

The European network continued to post a good performance with traffic increasing 6.2% on 3.9% higher capacity. Load factor rose 1.4 points to reach 63.0%.

Cargo operations

In January, Cargo activity posted a 2.2% increase in traffic while capacity was up 4.0%. The load factor reached 62.2% (down 1.1 points).

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	January			Cumulative
Total Group	2006	2005	%	2005-06	2004-05%
Passengers carried (000s)	5,437	5,085	6.9%	59,215	55,520	6.7%
Revenue pax-kilometers (RPK)	15,738	14,370	9.5%	159,391	146,417	8.9%
Available seat-kilometers (ASK)	19,924	18,426	8.1%	196,687	185,468	6.0%
Load factor (%)	79.0%	78.0%	1.0	81.0%	78.9%	2.1

Europe (including France)
Passengers carried (000s)	3,641	3,456	5.4%	41,449	39,270	5.5%
Revenue pax-kilometers (RPK)	2,757	2,596	6.2%	32,206	30,170	6.7%
Available seat-kilometers (ASK)	4,378	4,215	3.9%	45,389	44,403	2.2%
Load factor (%)	63.0%	61.6%	1.4	71.0%	67.9%	3.0

America (North and South)
Passengers carried (000s)	650	574	13.2%	7,203	6,412	12.3%
Revenue pax-kilometers (RPK)	4,888	4,290	13.9%	52,899	46,995	12.6%
Available seat-kilometers (ASK)	5,827	5,133	13.5%	60,977	54,740	11.4%
Load factor (%)	83.9%	83.6%	0.3	86.8%	85.9%	0.9

Asia / Pacific
Passengers carried (000s)	409	359	13.9%	3,882	3,471	11.9%
Revenue pax-kilometers (RPK)	3,538	3,144	12.5%	33,963	30,580	11.1%
Available seat-kilometers (ASK)	4,186	3,834	9.2%	39,836	37,537	6.1%
Load factor (%)	84.5%	82.0%	2.5	85.3%	81.5%	3.8

Africa / Middle East
Passengers carried (000s)	427	384	11.4%	4,093	3,744	9.3%
Revenue pax-kilometers (RPK)	2,282	2,050	11.3%	21,350	19,484	9.6%
Available seat-kilometers (ASK)	2,891	2,614	10.6%	27,354	24,917	9.8%
Load factor (%)	78.9%	78.4%	0.5	78.1%	78.2%	(0.1)

Caribbean / Indian Ocean
Passengers carried (000s)	309	312	(0.9%)	2,588	2,624	(1.3%)
Revenue pax-kilometers (RPK)	2,274	2,290	(0.7%)	18,973	19,187	(1.1%)
Available seat-kilometers (ASK)	2,642	2,630	0.5%	23,130	23,871	(3.1%)
Load factor (%)	86.1%	87.1%	(1.0)	82.0%	80.4%	1.6

Cargo operations (in millions)

	January			Cumulative
Total Group	2006	2005	%	2005-06	2004-05%
Revenue tonne-km (RTK)	832	814	2.2%	9,009	8,773	2.7%
Available tonne-km (ATK)	1,339	1,287	4.0%	13,745	12,887	6.7%
Load factor (%)	62.2%	63.3%	(1.1)	65.5%	68.1%	(2.5)

Europe (including France)
Revenue tonne-km (RTK)	5	7	(21.9%)	71	82	(14.1%)
Available tonne-km (ATK)	41	44	(8.4%)	459	483	(4.8%)
Load factor (%)	13.3%	15.6%	(2.3)	15.3%	17.0%	(1.7)

America (North & South)
Revenue tonne-km (RTK)	296	277	6.6%	3,071	2,999	2.4%
Available tonne-km (ATK)	456	407	12.1%	4,730	4,329	9.3%
Load factor (%)	64.8%	68.1%	(3.3)	64.9%	69.3%	(4.4)

Asia / Pacific
Revenue tonne-km (RTK)	411	412	(0.2%)	4,587	4,426	3.6%
Available tonne-km (ATK)	604	604	(0.1%)	6,282	5,916	6.2%
Load factor (%)	68.0%	68.1%	(0.1)	73.0%	74.8%	(1.8)

Africa / Middle East
Revenue tonne-km (RTK)	78	77	1.3%	816	796	2.6%
Available tonne-km (ATK)	146	134	9.2%	1,391	1,286	8.2%
Load factor (%)	53.6%	57.8%	(4.2)	58.7%	61.9%	(3.2)

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	42	41	2.3%	463	470	(1.3%)
Available tonne-km (ATK)	92	97	(5.9%)	882	874	1.0%
Load factor (%)	45.9%	42.2%	3.7	52.5%	53.7%	(1.2)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31. 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: February 7, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations